UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 Amendment No. 1

                   Under the Securities Exchange Act of 1934



                        South Branch Valley Bancorp, Inc.

------------------------------------------------------------------------------

                                (Name of Issuer)


                          Common Stock, par value $2.50

------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   836730101
                                 (CUSIP Number)

H. Charles Maddy, III              Copy: Sandra M. Murphy, Esquire
South Branch Valley Bancorp, Inc.        Bowles Rice McDavid Graff & Love,
                                         P.L.L.C.
P. O. Box 680                            P. O. Box 1386
Moorefield, WV 26836                     Charleston, WV 25325-1386
(304) 538-2353                           (304) 347-1100


------------------------------------------------------------------------------


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 18, 1997
          ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filling this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page    1    of   7  Pages
           ---------------                                 ------     -----



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John W.  Crites
 2   CHECK THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP.

          In a Joint Schedule 13-D filed on June 27, 1997, Mr. Crites acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3 SEC USE ONLY

 4 SOURCE OF FUNDS

                John W. Crites, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                John W. Crites - United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                 John W. Crites   - 51,205 (12.4%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                 John W. Crites   - 0 -
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                 John W. Crites   - 51,205 (12.4%)
                  10    SHARED DISPOSITIVE POWER
      WITH
                                 John W. Crites   - 0 -


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 51,205
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                12.4%
14    TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page    2   of   7   Pages
           ---------------                                 ------    -----



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Gary L. Hinkle
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

               In a Joint Schedule 13-D filed on June 27, 1997, Mr. Hinkle acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3    SEC USE ONLY

 4    SOURCE OF FUNDS


                Gary L. Hinkle, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Gary L. Hinkle - United States


    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                 Gary L. Hinkle   -    12,297 (3.0%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                 Gary L. Hinkle   -     2,265 - (.6%)
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                 Gary L. Hinkle   -    12,297 (3.0%)
                  10    SHARED DISPOSITIVE POWER
      WITH
                                  Gary L. Hinkle   -    2,265 -  (.6%)


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                14,562
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.6%
14    TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page    3    of  7   Pages
           ---------------                                 ------     ----



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Jeffrey E. Hott
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                    In a Joint  Schedule  13-D filed on June 27, 1997,  Mr. Hott acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

                Jeffrey E. Hott, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Jeffrey E. Hott - United States


    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                 Jeffrey E. Hott   -     4,530 (1.1%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                 Jeffrey E. Hott    -   16,975 (4.1%)
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                 Jeffrey E. Hott   -     4,530 (1.1%)
                  10   SHARED DISPOSITIVE POWER
      WITH
                                 Jeffrey E. Hott    -   16,975 (4.1%)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                21,505
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.2%
14    TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page    4   of   7   Pages
           ---------------                                 -----     ----



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Oscar M. Bean
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                    In a Joint  Schedule  13-D filed on June 27, 1997,  Mr. Bean acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

                Oscar M. Bean, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Oscar M. Bean - United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                 Oscar M. Bean   -  7,441 (1.8%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                 Oscar M. Bean   -  1,833 - (.4%)
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                 Oscar M. Bean   -  7,441 (1.8%)
                  10   SHARED DISPOSITIVE POWER
      WITH
                                 Oscar M. Bean    - 1,833 - (.4%)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                9,274
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                2.25%
14    TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page    5   of  7    Pages
           ---------------                                 -----    ----



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Donald W. Biller
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                    In a Joint  Schedule 13-D filed on June 27, 1997, Mr. Biller acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

               Donald W. Biller, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Donald W. Biller - United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                 Donald W. Biller   -   6,626  (1.6%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                 Donald W. Biller   - 0 -
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                 Donald W. Biller   -   6,626 (1.6%)
                  10   SHARED DISPOSITIVE POWER
      WITH
                                 Donald W. Biller   - 0 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                6,626
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.6%
14    TYPE OF REPORTING PERSON

               IN

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page    6   of   7   Pages
           ---------------                                 -----    ------



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Thomas J. Hawse, III
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                    In a Joint  Schedule 13-D filed on June 27, 1997,  Mr. Hawse acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

               Thomas J. Hawse, III, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Thomas J. Hawse, III - United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                Thomas J. Hawse, III   -   3,100 (.8%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                Thomas J. Hawse, III   - 0 -
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                Thomas J. Hawse, III   -   3,100 (.8%)
                  10   SHARED DISPOSITIVE POWER
      WITH
                                Thomas J. Hawse, III   - 0 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,100
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                .8%
14    TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D


CUSIP No.       836730101                             Page   7   of   7    Pages
           ---------------                                 ----     -----



 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mary Ann Ours
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    In a Joint  Schedule 13-D filed on June 27, 1997,  Mrs. Ours acknowledged the existence of a group solely for the purpose of acquiring shares of Company stock to facilitate the acquisition of shares by the Company in a state banking institution. This Amendment is filed to disclose that such group no longer exists.

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

                 Mary Ann Ours, PF
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    |_|

              n/a
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Mary Ann Ours - United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
                                 Mary Ann Ours    -  5,121 (1.2%)
  BENEFICIALLY     8   SHARED VOTING POWER
      OWNED
                                 Mary Ann Ours    - 0 -
     BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
                                 Mary Ann Ours    -  5,121 (1.2%)
                 10    SHARED DISPOSITIVE POWER
      WITH
                                 Mary Ann Ours    - 0 -

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,121
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
                n/a
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                1.2%
14    TYPE OF REPORTING PERSON

                  IN

                                  Schedule 13D


Item 1.     Security and Issuer.

     The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per shares (the "Shares"), of South Branch Valley Bancorp, Inc., a West Virginia corporation (the "Company"), principal executive offices of which are located at 310 North Main St., Moorefield, West Virginia 26836.

Item 2.     Identity and Background.

      The persons filing this statement are as follows:


      Name & Address                    Occupation                 Citizenship
Oscar M. Bean              Senior Partner                         United States
    P. O. Box 30           Bean & Bean, Attorneys at Law
    Moorefield, WV  26836  118 Washington Street, Moorefield, WV  26836

John W. Crites             President, Allegheny Wood Products, Inc.United States
    46 Point Drive         P. O. Box 867 (wood products industry)
    Petersburg, WV  26847  Petersburg, WV  26847

                           Partner,  Allegheny Dimension,
                           LLC HC83, Box 5 (wood products industry)
                           Petersburg, WV 26847

                           Partner, JPC, LLC
                           P. O. Box 867 (wood products industry)
                           Petersburg, WV 26847

                           Partner, KJV Aviation, Inc.
                           P. O. Box 867 (airplane charter service)
                           Petersburg, WV 26847

Gary L. Hinkle             President, Hinkle Trucking, Inc.       United States
    P. O. Box 65           P. O. Box 65 (trucking company)
    Circleville, WV  26804 Circleville, WV  26804

                           President, Dettinburn Transport, Inc.
                           HC 59, Box 360(trucking company)
                           Petersburg, WV 26847

                           President, Mt. Storm Fuel Corporation
                           P. O. Box 55 (fuel distributor)
                           Circleville, WV 26804

Jeffrey E. Hott            Vice President, Franklin Oil Company   United States
    HC 60, Box 27A         P. O. Box 517 (fuel distributor)
    Franklin, WV 26807     Franklin, WV  26807

                           Vice President, E. E. Hott, Inc.
                           P. O. Box 656  (real estate holding co.)
                           Franklin, WV  26807

                           Vice President, Hott's Ag Services, Inc.
                           P. O. Box 656 (retail agricultural sales)
                           Franklin, WV   26807

Thomas J. Hawse, III       President, Hawse Food Market, Inc.     United States
    P. O. Box 602          Rt. 220, North (retail grocery)
    Moorefield, WV  26836  Moorefield, WV  26836

                           Partner, Hawse Brothers

Donald W. Biller           President, D. W. Biller, Inc.          United States
    HC 83, Box 30          HC 83, Box 30 (farming operation)
    Lost River, WV  26811  Lost River, WV  26811

Mary Ann Ours              President, Ours Valley View Farms, Inc. United States
    P. O. Box 541          P. O. Box 541 (poultry & beef operation)
    Moorefield, WV  26836  Moorefield, WV  26836


     During the past five years, none of the above-named persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the past five years, no such person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     For each of the individuals reporting herein, the source of funds is personal funds of each reporting person. The amount of funds for each individual reporting herein is shown in the chart set forth in Item 4 hereof.

Item 4.     Purpose of Transaction.

     The purpose of the transaction reported in the Joint 13-D filed on June 27, 1997 was to permit the Company to purchase shares in a West Virginia state banking corporation. The Company executed a Stock Purchase Agreement dated as of February 7, 1997, with Fred L. Haddad, Karen L. Haddad, Larry Haddad, Susan Haddad, Lauren Haddad, Elizabeth Haddad and Paul White to purchase a total of 424,680 shares of the common stock of Capital State Bank, Inc. (the "Capital State Shares"), a state banking corporation located at 2402 Mountaineer Boulevard, South Charleston, West Virginia 25309. This acquisition was contingent upon the receipt by the Company of regulatory approvals from federal and state banking regulators. On June 17, 1997, the earliest consummation date possible following receipt of all regulatory approvals, the proposed acquisition was consummated. The source and amount of funds used in purchasing the Capital State Shares was (i) $178,690.50 in funds currently available from the Company,
(ii) a loan in an amount not to exceed $3,000,000 from the Potomac Valley Bank, Petersburg, West Virginia and (iii) $1,492,789.50 made available to South Branch as a result of the sale of authorized but unissued shares of the Company stock to the individuals reporting herein who are directors of the Company at a purchase price of $43.50 per share. The directors who purchased Company Shares and the amount they purchased are as follows:

                                                                Amount of Shares
                                                              of Applicant Owned
Director's Name   Number of Shares        Dollar Amount       After Acquisition
--------------- --------------------- ------------------- ---------------------
                                                                Number       %

John W. Crites             25,300          $1,100,550.00        51,205     12.4
Gary L. Hinkle              4,600             200,100.00        14,562      3.6
Jeffrey E. Hott             2,530             110,055.00        21,505      5.2
Oscar M. Bean                 575              25,012.50         9,274      2.2
Donald W. Biller              506              22,011.00         6,626      1.6
Thomas J. Hawse, III          300              13,050.00         3,100      0.8
Mary Ann Ours                 506              22,011.00         5,121      1.2
                          -------           ------------        ------      ---
                           34,317          $1,492,789.50       111,393     27.0%
                        =========           ============      ========     =====

     As of June 18, 1997, a group no longer exists for purposes of Section 13D of the Securities Exchange Act of 1934.

     The individuals reporting herein do not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board except to the extent future acquisitions by the Company would require such changes; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (viii) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

      a. The following individuals beneficially own shares of the Company in the amounts shown.

            Name                          Number of Shares        Percent
            ----                          ----------------        -------
            John W. Crites                      51,205             12.4%
            Gary L. Hinkle                      14,562              3.6%
            Jeffrey E. Hott                     21,505              5.2%
            Oscar M. Bean                        9,274              2.2%
            Donald W. Biller                     6,626              1.6%
            Thomas J. Hawse, III                 3,100              0.8%
            Mary Ann Ours                        5,121              1.2%
                                               -------           -------
                                               111,393             27.0%

               The individuals filing this Joint Amendment Number 1 to Schedule 13D acknowledge that because of their agreement to purchase privately placed shares of the Company to assist the Company in acquiring the Capital State Shares, they were each technically deemed to be the beneficial owners of all equity securities owned by the entire group as provided in Rule 13d-5(b)(1). Because the group no longer exists, beneficially ownership is shown only as to the shares indicated next to their individual names above.


      b. Each of the individuals listed above has the power to vote and dispose of the shares listed as follows:

                              Sole        Shared      Sole            Shared
            Name              Voting      Voting      Dispositive  Dispositive
            ----------------- -------    -------      -----------  ------------
              John W. Crites   51,205          0         51,205           0
              Gary L. Hinkle   12,297      2,265         12,297       2,265
              Jeffrey E. Hott   4,530     16,975          4,530      16,975
              Oscar M. B        7,441      1,833          7,441       1,833
              Donald W. Biller  6,626          0          6,626           0
              Thomas J. Hawse,  3,100          0          3,100           0
              Mary Ann Ours     5,121          0          5,121           0

      c. The individuals reporting herein purchased the following shares on June 17, 1997 in connection with the acquisition by the Company of the Capital State Shares.

            Name                    Number of Shares         Price per Unit
            ----                    ----------------        ---------------
            John W. Crites                  25,300                $43.50
            Gary L. Hinkle                   4,600                $43.50
            Jeffrey E. Hott                  2,530                $43.50
            Oscar M. Bean                      575                $43.50
            Donald W. Biller                   506                $43.50
            Thomas J. Hawse, III               300                $43.50
            Mary Ann Ours                      506                $43.50
                                          --------
                                            34,317

      d.    n/a
      e.    On June 18, 1997, Messrs. Hinkle, Bean, Biller, Hawse and Mrs.
Ours ceased to be the beneficial owners of more than five per cent of the common stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               There  are  no   contracts,   arrangements,   understandings   or
          relationships among the persons reporting herein any other person with respect to any securities of the Company.

Item 7.     Material to be Filed as Exhibits.

            1. Written Agreement relating to the filing of amendments to a joint acquisition statement on Schedule 13D.

                                 AMENDMENT NO. 1
                            SIGNATURE TO SCHEDULE 13D

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated:   June 27, 1997.

                              JOHN W. CRITES

                              By    SOUTH BRANCH VALLEY BANCORP, INC.
                                    Attorney-in-Fact for John W. Crites

                                    By:      /s/ H.C. Maddy, III
                                    ------------------------------------
                                                 H. C. Maddy, III
                                    Its:        President

                                /s/ Gary L. Hinkle
                              ------------------------------------------
                              GARY L. HINKLE


                                /s/ Jeffrey E. Hott
                              ------------------------------------------
                              JEFFREY E. HOTT


                                /s/ Oscar M. Bean
                              ------------------------------------------
                              OSCAR M. BEAN


                                /s/ Donald W. Biller
                              ------------------------------------------
                              DONALD W. BILLER


                              THOMAS J. HAWSE, III

                              By    SOUTH BRANCH VALLEY BANCORP, INC.
                                    Attorney-in-Fact for Thomas J. Hawse, III

                                    By:   /s/ H.C. Maddy, III
                                        ---------------------------------------
                                              H. C. Maddy, III
                                    Its:        President



                                /s/ Mary Ann Ours
                              ------------------------------------------
                              MARY ANN OURS

                                                                  EXHIBIT  NO. 1


                      AGREEMENT TO FILE JOINT SCHEDULE 13-D



     This Agreement is made and entered into as of this 27th day of June, 1997, by and among John W. Crites, Gary L. Hinkle, Jeffrey E. Hott, Oscar M. Bean, Donald W. Biller, Thomas J. Hawse, III and Mary Ann Ours ("Purchasing Shareholders");

     WHEREAS, the Purchasing Shareholders agree to purchase authorized by unissued shares of South Branch Valley Bancorp, Inc. ("South Branch") stock to facilitate the acquisition by South Branch of 424,680 shares of Capital State Bank, Inc.;

     WHEREAS, under federal securities laws the Purchasing Shareholders are required to file a Schedule 13D with the Securities and Exchange Commission; and

     WHEREAS, whenever two or more persons are required to file a statement containing the information required by Schedule 13D and any amendments thereto, only one statement need be filed provided that such statement identifies all such persons and includes their agreement in writing that such a statement be filed on behalf of each of them.

     NOW, THEREFORE, the Purchasing Shareholders hereby agree as follows:

     1. AGREEMENT TO FILE JOINT SCHEDULE 13D. The Purchasing Shareholders agree that for ease of filing and their convenience, that a single joint Schedule 13D and any amendments thereto be filed on their behalf with the Securities and Exchange Commission.

     2. COUNTERPARTS. This Agreement may be executed in one or more original counterparts with each when signed construed together shall constitute an original.





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


                              JOHN W. CRITES

                              By    SOUTH BRANCH VALLEY BANCORP, INC.
                                    Attorney-in-Fact for John W. Crites

                                    By:
                                         ---------------------------------
                                          H. C. Maddy, III
                                    Its:        President


                              ------------------------------
                              GARY L. HINKLE


                              ------------------------------
                              JEFFREY E. HOTT


                              ------------------------------
                              OSCAR M. BEAN


                              ------------------------------
                              DONALD W. BILLER


                              THOMAS J. HAWSE, III

                              By    SOUTH BRANCH VALLEY BANCORP, INC.
                                    Attorney-in-Fact for Thomas J. Hawse, III

                                    By:
                                         -------------------------------
                                         H. C. Maddy, III
                                    Its:        President


                              ------------------------------
                              MARY ANN OURS


CHS102519








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